

AB 6/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10031323

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 395

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evergreen Investment Services, Inc.
(NKA - Alternative Strategies Brokerage Services, Inc)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Berkeley Street
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lori Gibson (704) 383-9381
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/10

OATH OR AFFIRMATION

I, Lori Gibson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evergreen Investment Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



REINA MISTY CLAIR
NOTARY PUBLIC
Mecklenburg County, North Carolina
My Commission Expires June 02, 2010

Notary Public

Signature

VP, Financial Operations Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 12
Schedule 1 – Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	13
Schedule 2 – Statement of Exemption	14
Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5	15 – 16



KPMG LLP
99 High Street
Boston, MA 02110-2374

Telephone +1 617 988 1000
Fax +1 617 507 8321
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Evergreen Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Evergreen Investment Services, Inc. (the Company, a wholly owned subsidiary of Evergreen Investment Company, Inc.) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Investment Services, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, Massachusetts
February 26, 2010

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statement of Financial Condition

December 31, 2009

Assets		
Current assets:		
Cash and cash equivalents	$	33,295,850
Receivables from affiliates and others (note 3)		10,793,787
Receivables from affiliated mutual funds		387,586
Prepaid expenses and other assets		4,509,369
Total current assets		48,986,592
Fixed assets, net of accumulated depreciation of $207,834 (note 4)		248,921
Total assets	$	49,235,513
Liabilities		
Current liabilities:		
Accrued compensation	$	3,990,442
Accounts payable and other accrued expenses		13,865,868
Total current liabilities		17,856,310
Commitments and contingencies (notes 5 and 8)		
Stockholder's Equity		
Common stock, no par value. Authorized 40,000 shares; issued and outstanding 21,000 shares		6,693,224
Additional paid-in capital		23,989,156
Retained earnings		696,823
Total stockholder's equity		31,379,203
Total liabilities and stockholder's equity	$	49,235,513

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statement of Operations

Year ended December 31, 2009

Revenues:	
Reimbursements	$ 67,099,897
Distribution fees	3,475,290
Investment income, net	85,349
Other income	108,334
Total revenues	70,768,870
Expenses:	
Compensation and employee benefits (note 6)	27,748,970
Sales promotion	21,630,465
Travel and entertainment	2,315,123
Occupancy	1,311,750
Equipment	483,526
Professional fees	222,585
Communications	336,091
Litigation expense	435,550
Sales commissions	1,252,905
Other	1,493,732
	57,230,697
Intercompany charges:	
Corporate overhead (note 3)	11,626,524
Interest income, net (note 3)	(8,972)
Total expenses	68,848,249
Income before income tax expense	1,920,621
Income tax expense (note 5)	1,223,798
Net income	$ 696,823

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2009

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2008	$	6,693,224	—	36,024,729	42,717,953
Purchase accounting adjustments		—	—	(12,035,573)	(12,035,573)
Elimination of historical retained earnings		—	23,989,156	(23,989,156)	—
Net income		—	—	696,823	696,823
Balance, December 31, 2009	$	6,693,224	23,989,156	696,823	31,379,203

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 696,823
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	253,181
Gain on sale of fixed assets	(107,009)
Changes in assets and liabilities:	
Decrease in receivable from affiliates	678,500
Decrease in receivable from affiliated mutual funds	13,258
Decrease in prepaid expenses and other assets	4,379,207
Increase in accounts payable and accrued expenses	5,491,962
Increase in accrued compensation	1,598,603
Decrease in accrued litigation settlement	(1,500,000)
Net cash provided by operating activities	11,504,525
Cash flows from investing activities:	
Purchases of fixed assets	(30,809)
Proceeds from sales of fixed assets	323,232
Net cash provided by investing activities	292,423
Cash flows from financing activities:	
Purchase accounting adjustments	(10,991,010)
Net cash used in financing activities	(10,991,010)
Increase in cash and cash equivalents	805,938
Cash and cash equivalents, beginning of year	32,489,912
Cash and cash equivalents, end of year	$ 33,295,850
Supplemental disclosures:	
Income tax refunded	$ 49,200
Interest paid	175
Noncash purchase accounting adjustment	1,044,563

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Notes to Financial Statement

December 31, 2009

(1) Organization

Evergreen Investment Services, Inc. (EIS or the Company) is a wholly owned subsidiary of Evergreen Investment Company, Inc. (EICO), which, in turn, is an indirect wholly owned subsidiary of Wachovia Bank, N.A. (WB), a national banking association and a wholly owned subsidiary of Wells Fargo & Company (WFC). Evergreen Investment Management Company, LLC (EIMCO), an indirect subsidiary of EICO, serves as advisor and administrator for the Evergreen mutual funds (the Funds), which, as of December 31, 2009, consisted of approximately 71 mutual funds.

EIS is registered as a broker-dealer under the Securities Exchange Act of 1934. Prior to May 1, 2004, EIS acted as marketing agent for the Funds and had the right to receive distribution fees directly from the Funds. Effective May 1, 2004, EIS was named distributor for the Funds. EIS assigned its right to receive certain distribution fees to EIMCO.

On December 31, 2008, WFC acquired WB and its subsidiaries (the Acquisition), including the Company. Due to the timing of the Acquisition, management was unable to estimate the impact of the purchase accounting for the Acquisition on the Company's financial statements as of and for the year ended December 31, 2008. During 2009, WFC finalized its purchase accounting for the Acquisition and recorded the adjustments for the Company at the parent company level. Purchase accounting adjustments (charges) impacting the Company in the amount of approximately $12.0 million were recorded in the profit and loss of EICO with an offsetting reduction to the parent company's investment in the Company. These purchase accounting adjustments are reflected in the accompanying financial statements of the Company as a reduction to beginning retained earnings. Following the recording of the purchase accounting adjustment, management of the Company reclassified the remaining beginning retained earnings to additional paid in capital.

Effective January 4, 2010, EIS changed its name to Alternative Strategies Brokerage Services, Inc. and no longer serves as distributor of the Funds. EIS continues to serve as private placement agent and/or wholesaler for certain private investment funds sponsored and managed by investment advisory affiliates of WFC.

(2) Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Management has considered the circumstances under which the Fund should recognize or make disclosures regarding events or transactions occurring subsequent to the balance sheet date through February 26, 2010 which represents the date the financial statements were available to be issued. Adjustments or additional disclosures, if any, have been included in these financial statements. The following is a summary of significant accounting policies consistently followed in the preparation of the financial statements of the Company:

(a) Cash and Cash Equivalents

Cash and cash equivalents includes all cash, investments with an original maturity of less than three months, and shares of money market mutual funds. Cash and cash equivalents are comprised of shares of an affiliated money market mutual fund.

(Continued)

(b) ***Fixed Assets***

Fixed assets consist primarily of automobiles, equipment, and computer software, and are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to five years.

(c) ***Income Taxes***

The Company's results for the year ended December 31, 2009 will be included in the consolidated federal income tax return of Wells Fargo and Company (WFC). Federal income taxes are calculated as if the Company filed on a separate-return basis. Each subsidiary included in the consolidated federal income tax return pays its allocation of federal income taxes to WFC or receives payment from WFC to the extent income tax benefits are realized. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expense or benefits are also computed on a separate-entity basis.

Deferred income tax assets and liabilities are established for the expected future tax consequences attributable to temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income during the period that includes the enactment date.

(d) ***Use of Estimates***

In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) ***Reimbursement Policy***

The Company operates principally for the benefit of EIMCO and its affiliates. Effective January 1, 2002, the Company began assigning its rights to receive distribution fee revenue to EIMCO (see note 3(b)) and, as a result, the Company began to experience operating losses. In anticipation of these operating losses, the Company and EIMCO entered into a Loss Indemnification Agreement on January 1, 2002 in order for the Company to continue to meet its capital requirements as a registered broker-dealer. Under this agreement, EIMCO reimburses the Company for losses incurred as a result of operations.

(3) Related-Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through intercompany accounts with affiliates. The financial statements may not necessarily be indicative of the financial position that would have existed or the results of operations or cash flows that would have

(Continued)

occurred had the Company operated as an independent enterprise. The nature of these transactions was as follows:

(a) Receivable from/Payable to Affiliate

The Company invests cash not required for direct operational needs in other affiliate entities. The Company also has established a revolving line of credit with Wachovia Bank N.A., on which interest is payable monthly at the average federal funds rate, with a maximum available balance of $100 million. Interest income of $4,209 was earned on amounts due from affiliates during 2009 and is included in $8,972 of interest income, net on the statement of operations. As of December 31, 2009, the Company was in a net due from position, with an outstanding balance of $3,187,008.

Receivables from/payable to affiliates also include unsettled balances of various amounts, primarily arising from services rendered by the Company to affiliated companies. These amounts are generally paid out within one month's time.

(b) Assignment of Distribution Fees

The Company has the right to receive distribution fees and certain portions of contingent deferred sales charges (CDSCs) directly from the Funds subject to certain limitations imposed by the Financial Industry Regulatory Authority. On January 1, 2002, the Company entered into an agreement (the Assignment Agreement) with EIMCO assigning all of the Company's rights to receive certain of these distribution fees and CDSCs to EIMCO in consideration for EIMCO financing the broker commissions on the sale of the Funds' Class B and Class C shares. The Assignment Agreement was amended on August 8, 2008 to specifically exclude from assignment those portions of fees received which are used to pay third-party broker-dealers and/or service providers. Total fees and CDSCs assigned to EIMCO in 2009 under the Assignment Agreement amounted to $30,372,743.

(c) Corporate Overhead

As a service to its subsidiaries, WB provides services such as corporate and executive administration, including technical, treasury, financial, and legal support. The subsidiaries, including EIS, are charged monthly for their pro rata share of these services as corporate overhead.

(d) Investment Income

Amounts included in the statement of operations represent dividends earned on cash balances invested in affiliated money market funds and interest earned on receivables from affiliates.

(Continued)

(4) Fixed Assets

Fixed assets included the following at December 31, 2009:

Automobiles	$	456,755
		456,755
Less accumulated depreciation		207,834
	$	248,921

Depreciation expense for the year ended December 31, 2009 is $253,181.

(5) Income Taxes

The provision for income taxes expense (benefit) for the year ended December 31, 2009 is presented below:

		Federal	State	Total
Current income tax benefit	$	(1,291,635)	(116,489)	(1,408,124)
Deferred income tax expense		2,163,553	468,369	2,631,922
Total income tax expense	$	871,918	351,880	1,223,798

The reconciliation of federal income tax rates and amounts with the effective income tax rates and amounts for the year ended December 31, 2009 is presented below:

		Amount	Percentage of pre-tax income
Tax benefit at federal income tax rate	$	672,217	35.0%
Entertainment disallowance		147,667	7.7
State income tax, net of federal effect		267,253	13.9
Change in deferred tax asset valuation allowance		(38,531)	(2.0)
Penalties		175,192	9.1
Total income tax expense	$	1,223,798	63.7%

(Continued)

The sources and tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities for the year ended December 31, 2009 are presented below:

Deferred income tax assets:		
Accrued postretirement benefits	$	333,240
Deferred compensation		969,107
Net operating loss carryforwards		903,865
Accrued expenses, deductible when paid		2,207,635
Prepaid pension		174,986
Other		14,129
Deferred income tax assets		4,602,962
Deferred income tax assets valuation allowance		(174,739)
Net deferred income tax assets		4,428,223
Deferred income tax liabilities:		
Deferred insurance commissions		(3,867)
Deferred income tax liabilities		(3,867)
Net deferred income tax assets	$	4,424,356

The realization of net deferred income tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax-planning strategies. Management has determined that it is more likely than not that the net deferred income tax asset can be supported by carrybacks to federal taxable income in the two-year federal carryback period and by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from the scheduling of temporary differences. A valuation allowance of $174,739 as of December 31, 2009 was established related to certain state deferred income tax assets not expected to be utilized.

At December 31, 2009, the Company has federal and state net operating loss carryovers with related deferred income tax assets of approximately $787,000 and $117,000, respectively. The federal and state net operating loans expire, if not utilized, in varying amounts through 2029.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements.

The Company recognizes accrued interest and penalties as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest in 2009 and the balance of accrued interest was $0 at December 31, 2009. The Company paid penalties of $175,192 for the year ended December 31, 2009.

Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2009, management had not identified any potential

(Continued)

subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2000.

(6) Benefit Plans

The Wachovia Corporation pension Plan (including Cash Balance Plan) was frozen on July 1, 2009. Also effective July 1, 2009, the Wachovia Corporation Pension Plan merged into the Wells Fargo Cash Balance Plan. In addition, the Company provides health care and life insurance benefits for certain retired employees and reserve the right to terminate or amend any of these benefits at any time. Wells Fargo allocates expense to the Company for the defined benefit pension plan, matching savings plan and postretirement benefits based on employee compensation from the Company and the total cost incurred with respect to the plans on a consolidated basis. Total benefits expense for the Company for these plans for the year ended December 31, 2009 was $1,271,443. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wells Fargo's retirement and postretirement plan calculations and is therefore not available.

(7) Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital (as defined) equal to the greater of $250,000 or 2% of aggregate debit items (as defined). Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2009, EIS had net capital of $14,773,623, which was $14,523,623 in excess of its required minimum net capital of $250,000.

(8) Regulatory Matters and Litigation

The Evergreen funds, EIMCO and certain of EIMCO's affiliates, including the Company, are involved in various legal actions, including private litigation and class action lawsuits and are currently, and may in the future be, subject to regulatory inquiries and investigations.

(Continued)

Evergreen has reached final settlements with the Securities and Exchange Commission (SEC) and the Securities Division of the Secretary of the Commonwealth of Massachusetts (Commonwealth) primarily relating to the liquidation of Evergreen Ultra Short Opportunities Fund (Ultra). The claims settled include the following: first, that during the period February 2007 through Ultra's liquidation on June 18, 2008, Ultra's former portfolio management team failed to properly take into account readily available information in valuing certain nonagency residential mortgage-backed securities held by Ultra, resulting in Ultra's net asset value (NAV) being overstated during the period; second, that Evergreen acted inappropriately when, in an effort to explain the decline in Ultra's NAV, certain information regarding the decline was communicated to some, but not all, shareholders and financial intermediaries; third, that the Ultra portfolio management team did not adhere to regulatory requirements for affiliated cross trades in executing trades with other Evergreen Funds; and finally, that from at least September 2007 to August 2008, EIS did not preserve certain text and instant messages transmitted via personal digital assistant devices. In settling these matters, Evergreen has agreed to a payment of $41.125 million, up to $40.125 million of which will be distributed to eligible shareholders of Ultra pursuant to a methodology and plan approved by the regulators. Evergreen neither admitted nor denied the regulators' conclusions. During the year ended December 2009, the Company has settled its portion of the settlement of $2.0 million, of which approximately $1.5 million was accrued for as of December 31, 2008 and approximately $0.4 million was accrued for during 2009.

In addition, three purported class actions have been filed in the U.S. District Court for the District of Massachusetts relating to the same events; defendants include various Evergreen entities, including EIMCO and EIS, and Evergreen Fixed Income Trust and its Trustees. The cases generally allege that investors in Ultra suffered losses as a result of (i) misleading statements in Ultra's registration statement and prospectus, (ii) the failure to accurately price securities in Ultra at different points in time and (iii) the failure of Ultra's risk disclosures and description of its investment strategy to inform investors adequately of the actual risks of the fund.

Schedule 1

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Computation of Aggregate Indebtedness and Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Net capital:		
Total stockholder's equity	$	31,379,203
Deductions and/or charges:		
Receivable from affiliates		(10,793,787)
Prepaid expenses and other assets		(4,896,955)
Fixed assets, net		(248,921)
Net capital before haircuts on securities positions		15,439,540
Haircut on investment in money market mutual fund		(665,917)
Net capital	$	14,773,623
Aggregate indebtedness:		
Total liabilities	$	17,856,310
Computation of basic net capital requirement:		
Minimum net capital required	$	250,000
Net capital in excess		14,523,623
Minimum NSCC requirement		300,000
Net capital in excess of NSCC requirement		14,473,623
Ratio of aggregate indebtedness to net capital		1.21 to 1

		Filing	Difference from above
Total stockholder's equity	$	32,242,484	(863,281)
Deductions and/or charges:			
Receivable from affiliates		(9,858,909)	(934,878)
Prepaid expenses and other assets		(6,695,112)	1,798,157
Fixed assets, net		(248,921)	—
Net capital before haircuts on securities positions		15,439,542	(2)
Haircut on investment in money market mutual fund		(665,917)	—
Net capital	$	14,773,625	(2)
Aggregate indebtedness	$	17,856,311	(1)
Net capital in excess of requirement		14,523,623	—
Net capital in excess of NSCC requirement		14,473,623	—

See accompanying report of independent registered public accounting firm.

Schedule 2

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
Evergreen Investment Company, Inc.)

Statement of Exemption

December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Sub section (k)(1). During the year ended December 31, 2009 the Company was in compliance with the conditions for the exemption.



KPMG LLP
99 High Street
Boston, MA 02110-2374

Telephone +1 617 988 1000
Fax +1 617 507 8321
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Evergreen Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Evergreen Investment Services, Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Boston, Massachusetts
February 26, 2010